KELSO TECHNOLOGIES INC.

ANNUAL REPORT

For the Year Ended

December 31, 2016

KELSO TECHNOLOGIES INC.
MANAGEMENT DISCUSSION & ANALYSIS
YEAR ENDED
DECEMBER 31, 2016
(Expressed in US Dollars unless otherwise indicated)

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2016
(Expressed in US Dollars unless otherwise indicated)	Page 2 of 19

MANAGEMENT DISCUSSION AND ANALYSIS

GENERAL

The following management discussion and analysis (“MD&A”) of the operations and financial condition of Kelso Technologies Inc. (the “Company” or “Kelso”) provides an overview of significant developments that have affected the Company’s performance during the year ended December 31, 2016. It should be read in conjunction with the audited consolidated financial statements of the Company together with the related notes thereto for the year ended December 31, 2016.

The audited consolidated financial statements for the year ended December 31, 2016 referred to in this MD&A have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The following MD&A and the Company’s audited consolidated financial statements were approved by the Audit Committee and the Board of Directors on March 24, 2017.

All amounts herein are expressed in United States dollars (the Company’s functional currency) unless otherwise indicated.

References to EBITDA in this MD&A refer to net earnings from continuing operations before interest, taxes and tax recoveries, amortization, deferred income tax recovery, unrealized foreign exchange losses, non-cash share-based expenses (Black-Scholes option pricing model) and write-off of intangible assets. EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS. Management believes that EBITDA is an alternative measure in evaluating the Company's business performance. Readers are cautioned that EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS; nor as a measure of liquidity and cash flow under IFRS. The Company's method of calculating EBITDA may differ from methods used by other issuers and, accordingly, the Company's EBITDA may not be comparable to similar measures used by any other issuer.

LEGAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking statements” within the meaning of applicable securities laws that reflect the Company’s current expectations, forecasts and assumptions. Generally, forward looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words or phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results expressed or implied by such forward looking statements

These include but are not limited to the economic condition of the railroad industry, which is affected by numerous factors beyond the Company’s control including slow sales cycles, creation and adoption of new technologies, the existence of present and possible government regulation and competition. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements as such statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation; the risk that the Company’s products may not work as well as expected; we may not be able to break in to new markets because such markets are served by strong and embedded competitors or because of long term supply contracts; we may not be able to grow and sustain anticipated revenue streams; we may have underestimated the cost of product development and the time it takes to bring products to market; we may not be able to finance our intended product development; that management may not be able to continue to initiate new product strategies to secure a more reliable growth of financial performance in the future; our products may not sell as well as expected, and competitors may offer better or cheaper alternatives to our products; our technologies may not be patentable, and if patents are granted, we may not protect our investment in intellectual property if our patents are challenged; our intended technologies may infringe on the intellectual property of other parties; we may not have any parties interested in licensing our technology as expected and certain other risks detailed from time-to-time in Kelso’s public disclosure documents.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2016
(Expressed in US Dollars unless otherwise indicated)	Page 3 of 19

Although the Company has attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that could cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. Readers are advised to consider such forward-looking statements in light of the risks set forth in the Risks and Uncertainties section of this MD&A (Page 14). The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Additional information about the Company and its business activities is available on SEDAR at www.sedar.com or the Company’s website at www.kelsotech.com.

DATE OF REPORT

March 27, 2017

SUMMARY OF THE YEAR ENDED DECEMBER 31, 2016

•	Reported net loss (IFRS) for the year ended December 31, 2016 was $2,465,592 ($0.05 per share) compared to reported net loss of $2,510,826 ($0.05 per share) for the year ended December 31, 2015.

•

Revenues for the year ended December 31, 2016 were $8,077,143 compared to $18,910,122 for the year ended December 31, 2015. The deep recession in rail tank car production continued to worsen financial results throughout 2016. HAZMAT businesses have cut back on their operations due to low commodity prices and diminished business activity which has led to lower demand for rail tank cars causing a significant negative impact on the sales of Kelso products.

•	Gross profit was $1,978,241 (24.5% of revenues) for the year ended December 31, 2016 compared to $5,100,129 (26.9% of revenues) for the year ended December 31, 2015.

•	EBITDA (Loss) for the year ended December 31, 2016 was $(3,055,743) compared to EBITDA of $385,642 for the year ended December 31, 2015.

•	Operational expenses fell to $5,461,774 during the year ended December 31, 2016 compared to $6,239,192 for the year ended December 31, 2015.

•	Management compensation for the year ended December 31, 2016 was $717,369 with no bonuses being earned compared to $727,217 for the year ended December 31, 2015 with no bonuses being earned.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2016
(Expressed in US Dollars unless otherwise indicated)	Page 4 of 19

•

Reported net loss of $2,465,592 included items not involving cash for amortization of assets including our new production facility in Bonham, Texas in the amount of $241,363, unrealized foreign exchange gain of $128,073, share-based expense for incentive stock options (Black- Scholes) in the amount of $285,745.

•	The Company has recorded an income tax recovery of $1,248,551 for the year ended December 31, 2016 compared to an income tax expense of $1,191,020 for the year ended December 31, 2015.

•	Cash on deposit at December 31, 2016 was $2,312,279 compared to $3,175,292 at December 31, 2015.

•	Working capital at December 31 2016 was $8,511,809 compared to $10,099,390 at December 31, 2015.

•	Company remains free of interest-bearing long-term debt commitments.

•	Net assets were $11,771,944 at December 31, 2016 compared to $13,606,719 at December 31, 2015.

CORPORATE OVERVIEW

Kelso is a leading North American producer of specialized rail tank car equipment. The Company's core tank car products include pressure relief, vacuum relief and bottom outlet valves as well as a proprietary one-bolt manway. These products provide some of the key elements of a rail tank car’s structure to ensure the safe handling and containment of hazardous materials during transport while reducing the potential effects of human error and environmental harm. With a solid history of innovative technology solutions and a reputation anchored by the reliability of supply, the Company serves many of North America's largest railways with a wide range of custom engineering and production services.

The Company’s common shares are publicly traded on the Toronto Stock Exchange under the trading symbol KLS and the NYSE Markets Exchange under the trading symbol KIQ. The Company listed on the Toronto Stock Exchange on May 22, 2014 and on the NYSE Markets Exchange on October 14, 2014. The Company operates in combination with its wholly owned subsidiaries Kelso Technologies (USA) Inc, KIQ Industries Inc and Kelso Innovative Solutions Inc.

Over the past five years management has established multi-million dollar sales of its products to North American rail tank car manufacturers (OEM) and retrofit/repair businesses. Revenues over the last five audited year end periods were as follows: $8,077,143 for the year ended December 31, 2016; $18,910,122 for the year ended December 31, 2015; $23,816,809 for the year ended December 31, 2014; $13,131,387 for the year ended December 31, 2013; $2,830,778 for the four month year ended December 31, 2012; $2,233,807 for the year ended August 31, 2012.

The Company’s net earnings (loss) performance over the last five year end periods were as follows; a net loss of $2,465,592 for the year ended December 31, 2016; net loss of $2,510,826 for the year ended December 31, 2015; net income of $4,025,781 for the year ended December 31, 2014; net income of $2,456,636 for the year ended December 31, 2013; net income of $10,988 for the four month year ended December 31, 2012; a net loss of $1,276,827 for the year ended August 31, 2012.

Kelso has grown its rail tank car product catalogue substantially to get prepared for the next up-cycle in rail tank car production which Management expects to commence later this year due to required compliance with new hazardous material regulations and laws. The railway industry has been bogged down with regulatory and economic challenges over the past several years that have caused a severe slowdown in rail tank car production. Kelso has been able to manage its assets well during the downturn and has capital resources to maintain operations in the near term.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2016
(Expressed in US Dollars unless otherwise indicated)	Page 5 of 19

To mitigate the long-term reliance on rail tank car revenues management has expanded its business plans in 2016 to include non-tank car related equipment, engineering and troubleshooting services and ancillary non-proprietary production services. Product development activities are focusing on the creation of innovative engineered solutions for a wide range of applications in all transportation markets.

Our roots and reputation in rail tank car technologies has established a solid foundation for corporate growth strategies in new markets. New product development initiatives concentrate on a wider range of technology products that are designed to provide unique economic benefits and safe operational advantages to customers. New markets initiated in 2016 include technologies for military applications, fueling technologies for locomotives, military and heavy equipment, rail yard technologies, emergency response kits for first responders and extreme terrain vehicle technologies for commercial and homeland security applications.

KEY PRODUCTS AND SERVICES

Commercial revenue streams are generated from the following key products and services:

External Constant Force Spring Pressure Relief Valves (Patented)

Over the past decade Kelso has been involved in the development, regulatory approvals, marketing and manufacture of EPRV that are designed for railroad tank cars that carry hazardous and non-hazardous commodities. The Company currently offers 36 versions of the EPRV in its product line, including a number of high-performance EPRV products. As required all EPRV products have received AAR approval based on service trials and physical testing. The Company believes that its series of EPRV products are “best available technology” products; proprietary to Kelso; and have a number of significant competitive advantages that include:

•	High “barrier to entry” for competitors due to our patent rights and the years of testing required by the AAR to gain regulatory approvals.
•	The only high flow valve in market that is totally external which limits exposure to chemicals or other corrosive commodities transported in the tank car.
•	Technological improvement over older valve systems as it eliminates the helical coil spring, the internal valve stems and spring guide tube.
•	Multiple springs that prevent disruptions that occur when single spring designs become inoperable due to spring failure.
•	Increased valve reliability due to little or no contact with HAZMAT.
•	Uses flat gasket seal; more tolerant to contamination.
•	Low profile provides for better roll over safety.
•	External design allows complete inspection during loading.

One-Bolt Manway (OBM) (Patented)

The Company holds the patent rights for a unique OBM technology for use on rail tank cars and truck tank trailers. The Company believes that the OBM is an important technology change for the railroad industry where the return on investment and arguments for customers’ adoption of the OBM are compelling. They include:

•	One bolt-and-strap design eliminates eye-bolt problems and possible leaks due to crushed gaskets.
•	Eliminates lid deformation and nozzle distortion due to the over-torque of eye-bolts.
•	Eliminates relaxation of gaskets under eye-bolt location.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2016
(Expressed in US Dollars unless otherwise indicated)	Page 6 of 19

•	Eliminates eye-bolt nuts loosening in transit due to vibration and improper cross-bolting technique – a violation subject to regulatory fines in excess of $5,000 per tank car.
•	Standard AAR-approved gasket retention method with currently used hard and soft gaskets.
•	ACME Thread on T-Bolt virtually eliminates loosening due to vibration.
•	Rigid collar at top of nozzle reduces risk of nozzle or lid distortion.
•	Much faster opening and closing operation with one bolt management system which will take the current industry open/close standard cycle time of 25-35 minutes to 5 minutes with the OBM.
•	Uniform load on the gasket prolongs service life as evidenced in field service trial.
•	Reduces possible release of hazardous commodity in a roll-over accident by moving threaded closing mechanism below the plane of the lid.
•	Ease of operation with lightweight hinged lid.
•	No eye-bolts to kick at tank car inspection.

OBM Adapter Plate

Kelso has successfully developed and tested a fully functional loading arm adaptor that fits both the OBM and older hinged 6 and 8 eye-bolt manways currently in service on bank cars in North America. The adaptor attaches permanently to the existing loading arm apparatus and connects the loading arm to any existing manway in service today. The adaptors are a minimal expense when measured against the substantial capacity gains they will produce hence addressing the concerns of additional capital expenditures required to convert loading terminals that top-load HAZMAT.

Vacuum Relief Valve (VRV) (patented)

The VRV is a patented low pressure device specifically designed to protect rail tank cars from the effect of an excessive vacuum and prevents the implosion of the tank car. The development of our patent pending VRV has been driven by customers’ demand for a better performing VRV due to high failure rates of current products in use in the market today.

Our new innovative VRV design features our patented constant force pressure springs and meets the new DOT-117 tank car specifications implemented on October 1, 2015. The Association of American Railroads (AAR) has approved Kelso’s new vacuum relief valve (VRV) design for commercial service trials that will take up to two years to complete.

Bottom Outlet Valve (BOV) (patented)

Our patented bottom outlet valves are utilized on rail tank cars for the primary purpose of unloading the contents of the tank. The BOV must be a low-profile design as it is positioned at the lowest point of the tank so that a full discharge of the tank can be achieved. They are widely used in the transport of hazardous commodities such as crude oil, ethanol, chemicals, petrochemicals and minerals such as molten sulfur as well as many non-hazardous commodity applications.

The development of our patented BOV has been driven by customers’ demand for a better performing BOV due to chronic performance problems with current products in use in the market today. Our new innovative BOV design prevents valve operating stem leaks and features the use of non-corrosive ceramic materials and a seal protecting wiper. Our BOV meets the new DOT-117 tank car specifications implemented on October 1, 2015 and the new M1002 Tank Car Standards requiring a removable handle. The Association of American Railroads (AAR) has approved Kelso’s new bottom outlet valve (BOV) design for commercial field trial testing that will take up to two years to complete.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2016
(Expressed in US Dollars unless otherwise indicated)	Page 7 of 19

Emergency Response Kit (ERK) – First Responder Equipment

Kelso ERK (ERK) is specialized equipment that is used by first responders to cap and contain chemical leaks in the field that originate in a HAZMAT rail tank car’s valve assembly or its connections located on the top of the tank car. The ERK is specifically designed to be implemented quickly and safely to reduce potential dangers to human life and environmental harm to communities during emergency events involving hazardous materials.

The ERK was developed in partnership with hazardous materials specialists from a Class 1 Railroad company. It has numerous advantages for its users over current competitive designs:

•

Compact – the Kelso ERK fits in one container which is a reduction from the three containers currently used. The ERK takes up less space on emergency response vehicles and allows handling by one person.

•	Built with lightweight materials the ERK is half the weight of existing products providing easier deployment and operation of the ERK by emergency responders.

•	No additional application tools are required which reduces kit weight and complexity of operation.

•	Color-coded valve caps aid first responder in selecting proper valve cap under emergency conditions.

•

Friction reduction system lowers torque needed to apply the valve cap. This reduces the number of tools needed to effectively apply the ERK reducing the potential effects of human error and potential injury to first responders.

•	The ERK is designed for both pressure tank cars which include commodities such as chlorine, liquefied petroleum gas and anhydrous ammonia and non-pressurized tank cars.

•	The Kelso ERK is the only emergency kit in the market that is designed to handle general service tank cars.

Extreme Terrain Vehicles (ETVS) (Patents Pending)

The Company has filed a United States provisional patent application and a corresponding Canadian patent application for an Active Suspension Control System and Method for No-Road Vehicles (ASCS). The ASCS patent application is owned by Kelso and covers numerous new technologies. Kelso anticipates filing further patent applications relating to the ASCS technology as Kelso continues to develop and improve the ASCS technology.

With the ASCS patent applications pending, Kelso seeks proprietary rights protection to allow for the development of our business of converting existing commercial vehicles into heavy-duty, high-performance extreme terrain vehicles (ETVS). The innovations disclosed in the ASCS patent applications are believed to be unique and to represent a dramatic improvement over existing technologies presently used in commercial off-road vehicles. Vehicles featuring Kelso’s proprietary technologies are expected to provide distinct advantages to customers in terms of safety, performance and economic efficiencies.

Conversion operations for the ETVS are located in our Bonham, TX facilities. Kelso believes production capability can be scaled to 500 vehicles per year in our current facility. Production prototypes utilizing the ASCS technology are scheduled for completion over the next 60 days and sales are expected to commence in mid 2017. New commercial revenues are expected to be derived from customers requiring heavy duty ETVS performance in military, railroad, police & border patrol, first responders, railroads, mining, forestry, and oil, gas and electric transmission applications.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2016
(Expressed in US Dollars unless otherwise indicated)	Page 8 of 19

Production Services for Non-Proprietary Products

Kelso has a strong reputation for the reliable production of high quality products (see below). The depression in the rail industry has created supply chain problems for OEM producers of rail tank cars and the class one railroads. The Company has begun to service these new business opportunities through production arrangements for non-proprietary products that our customers need for the supply of their business operations.

Design Engineering and Troubleshooting Services

With a solid history of proven innovation and creation of proprietary technology solutions for transportation logistics Kelso is now working with customers on specific troubleshooting and design issues with customers. Our engagements in this new market segment allow us to better understand problematic issues and develop new products.

PRODUCTION

Kelso currently operates two facilities totaling 50,000 square feet in Bonham, Texas. The Company is fully qualified and certified to produce products for the railroad and other industries. It has been granted the required certifications including holding an AAR M1002 Class D Registration and AAR M1003 Quality Assurance System Certification for its production facilities from the Association of American Railroads.

PUBLIC INFORMATION POLICY

The Company advises the public about its business progress by way of quarterly and consolidated annual financial statements as well as management discussions and analysis for those periods. The Company will issue press releases announcing material events that affect the business health of the Company in accordance with the policies and guidelines of the Toronto Stock Exchange and the NYSE Markets Exchange. The Company does not give investment advice to investors and does not respond to solicitations to discuss privileged information from the public in accordance with securities laws in Canada and the United States.

Further, Kelso does not provide forward looking revenue projections to the public. Kelso is a product development enterprise and management is unable to measure or determine the future financial impact related to new rail regulations, uncertain technology adoption strategies of customers and the deteriorating recessionary conditions surrounding the rail tank car industry. All of these factors are well beyond the control of Kelso.

RESULTS OF OPERATIONS

The financial results for the year ended December 31, 2016 are indicative of a developing engineering and product development company that is transitioning into an industrial business enterprise during a severe market recession. Kelso sells and distributes its patented commercial products from a production infrastructure that can reliably supply railroad service equipment to a heavily regulated railroad industry.

The railroad recession has continued to heavily impact the financial performance of Kelso throughout 2016. HAZMAT businesses have cut back on their production which has led to lower demand for rail tank cars. This has dramatically slowed the manufacturing business of rail tank car producers and consequently Kelso. There are many reasons for this trend which include regulatory uncertainty, low commodity prices for crude oil, strained capital expenditure budgets of customers and depressed economic activity in many sectors. This trend is expected to continue throughout the early part of 2017 with improved activity later in the year as the regulatory requirements come into their due date.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2016
(Expressed in US Dollars unless otherwise indicated)	Page 9 of 19

The bulk of our revenue is generated from sales of our valve products. Our OBM system is now producing profitable margin revenue that is included in our financial results however sales are limited and they were not of material significance during the year ended December 31, 2016.

Revenues, corresponding expenses and financial performance and capital management during the three months and year ended December 31, 2016 reflects Kelso’s ability to survive recessionary times while still making progress in the execution of its product development plans. Financial results reflect the revenue and related operational costs of marketing, producing and distributing its EPRV line as well as strategic costs to market and produce the OBM and key investments in new product development associated with future business growth.

Our strategic plan requires Kelso to make ongoing investments in the expansion of production capacity (including equipment, lease costs, training and qualifying human resources); railroad regulatory filings; liability insurance; expanded marketing initiatives; independent lab testing and outside specialized industrial engineering services; new patent applications; enhanced Tier 1 regulatory disclosure in Canada and the United States; more efficient accounting systems and controls; pre-sales production planning and tooling for our growing portfolio of products. These costs are written off or capitalized in the period when they occur and reflect in the reported profitability of the Company in the period in which they were incurred.

For the year ended December 31, 2016, the Company reported a net loss of $2,465,592 ($0.05 per share) against revenues of $8,077,143 compared to a net loss of $2,510,826 ($0.05 per share) against revenues of $18,910,122 for the year ended December 31, 2015.

Gross profit was $1,978,241 (24.5% of revenues) for the year ended December 31, 2016 compared to $5,100,129 (26.9% of revenues) for the year ended December 31, 2015. Despite recessionary forces Kelso has implemented new business practices that in the future should improve our cost of goods sold and improved gross margins.

The Company continues to work on cutting costs and implementing new production methods to improve economies of scale that lower costs of goods sold in the future. Operational expenses declined to $5,461,744 during the year compared to $6,239,192 for the year ended December 31, 2015.

EBITDA for the year ended December 31, 2016 and 2015 has been calculated as follows:

		Year ended	Year ended
		December 31, 2016	December 31, 2015

Net income (loss)		$(2,465,592)	$(2,510,826)
Share-based expense		$285,745	$672,533
Write-off of intangible assets	$	Nil	$298,484
Unrealized foreign exchange loss (gain)		$(128,073)	$584,162
Amortization		$241,363	$237,201
Income tax expense (recovery)		$(989,186)	$1,104,088
EBITDA (loss)		$(3,055,743)	$385,642

Factors in the reported income for the year ended December 31, 2016 include expenses related to ongoing marketing initiatives in the amount of $587,553 (2015 - $730,389) and related travel costs of $526,451 (2015 - $445,555). These expenses are related to the ongoing marketing of existing and diverse new products.

A key component of our future business growth is the research, design, testing and qualification of new products. During the year ended December 31, 2016 our industrial product design and development costs were $704,868 (2015 - $783,680). This includes expenses related to design and continuing testing of our key products and new equipment initiatives all of which form a significant opportunity for Kelso to grow its future revenues when demand improves.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2016
(Expressed in US Dollars unless otherwise indicated)	Page 10 of 19

Given the current difficult economic times management continues to “right size” our operations and this is reflected in our investments in human resources, marketing, sales and production operations for the year ended December 31, 2016. The Company recorded office and administrative costs of $2,076,460 (2015 - $1,547,182), management compensation for the year ended December 31, 2016 fell to $717,369 compared to $727,217 for the year ended December 31, 2015. There were no accruals for management performance bonuses as none were due at December 31, 2016. Consulting fees were $246,501 (2015 - $421,869) while investor relations were $84,000 (2015 - $84,000).

Accounting, audit and legal fees are cost components of our corporate development strategies and the administration functions of a publicly listed industrial company. Costs for these professional services were $357,876 for the year ended December 31, 2016 (2015 - $239,581). The Company accrues its audit costs on a quarterly basis. These fees have increased due in large part to tax restructuring. Legal costs are related to public company administration including the preparation and filing of press releases, documentation and reviewing possible acquisition targets and new business arrangements regulatory documentation including Annual Information Form (AIF) and Securities Exchange Commission documentation (20-F).

The Company’s functional currency is US dollars but Kelso also holds various assets in Canadian dollars. The Canadian dollar has recently gained in value against the US dollar therefore we have recorded an unrealized foreign exchange gain of $128,073 for the year ended December 31, 2016.

Revenues and profitability have diminished considerably from previous years due to a severe depression in capital investment in new tank car builds. Management cautions that the economics and overall infrastructure of the railroad industry including the effects of new regulations and recessionary affects of low commodity prices pose many challenges to our future business development success. Slow business activity stemming from economic and regulatory uncertainty could have a material effect on our current and future business abilities including financial condition and results of operations (see Risks and Uncertainties on Page 14).

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2016 the Company had cash on deposit in the amount of $2,312,279, accounts receivable of $637,845, prepaid expenses of $708,100, income tax receivable of $753,223 and inventory of $5,206,129 compared to cash on deposit in the amount of $3,175,292, accounts receivable of $1,706,488, prepaid expenses of $1,103,498 income tax receivable of $683,163 and inventory of $5,981,919 at December 31, 2015.

The working capital position of the Company at December 31, 2016 was $8,511,809 compared to the working capital position of the Company at December 31 2015 of $10,099,390.

Net assets of the Company were $11,771,944 at December 31, 2016 compared to net assets of $13,606,719 at December 31, 2015. At December 31, 2016 and 2015 the Company had no interest bearing long-term liabilities or debt.

Kelso’s primary source of revenue is from new rail tank car builders and retrofit/repair customers. During 2016 we have experienced the worst rail tank car market since 2008. Political climate, regulatory uncertainty, low commodity prices and diminishing economic activity have slowed the rail tank car business significantly.

The Company can currently generate the necessary capital resources required to finance operations by way of the sales of its products; the exercise of incentive stock options; and the issuance of equity securities through private placements if funding is necessary.

Management takes all necessary precautions to minimize risks however additional risks could affect the future performance of the Company. Business risks are detailed in the Risks and Uncertainties section of this MD&A (Page 14).

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2016
(Expressed in US Dollars unless otherwise indicated)	Page 11 of 19

SELECTED QUARTERLY INFORMATION

	Three months	Three months	Three months	Three months
	ended	ended	ended	ended
	December 31,	September 30,	June 30,	March 31,
	2016	2016	2016	2016

Revenues	$1,877,128	$1,905,608	$2,360,975	$1,933,432
Cost of goods sold**	$1,889,852	$1,227,678	$1,422,096	$1,559,276
Gross profit (loss)	$(12,724)	$677,930	$938,879	$374,156
Net expenses including non-cash items*	$(372,131)	$1,528,424	$1,482,718	$1,060,560
Income (loss) for the quarter	$(384,855)	$(850,494)	$(543,839)	$(686,404)
Basic and diluted earnings (loss) per share	$(0.01)	$(0.02)	$(0.01)	$(0.01)
Common shares outstanding	46,411,752	46,411,752	46,071,752	46,071,752
* - Includes tax recovery of $1,248,551
** - Includes year end adjustments

	Three months	Three months	Three months	Three months
	ended	ended	ended	ended
	December 31,	September 30,	June 30,	March 31,
	2015	2015	2015	2015

Revenues	$3,071,230	$4,370,567	$4,596,741	$6,871,684
Cost of good sold **	$2,941,649	$3,632,878	$3,222,439	$3,904,582
Gross profit	$129,481*	$737,689	$1,374,302	$2,967,102
Expenses including non-cash items	$1,068,389	$1,398,952	$1.269,219	$2,638,233
Income(loss) for the quarter	$(938,908)	$(661,263)	$105,083	$328,869
Basic and diluted earnings(loss) per share	$(0.03)	$(0.01)	$0.01	$0.01
Common shares outstanding	46,071,752	46,021,752	45,921,752	45,246,752

** - Includes year end adjustments

SELECTED ANNUAL INFORMATION

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2016	2015	2014

Revenues	$8,077,143	$18,910,122	$23,816,809
Cost of goods sold	$6,098,902	$13,809,993	$12,892,484
Gross profit	$1,978,241	$5,100,129	$10,924,325
Expenses including non cash items and before deferred income tax recovery	$5,433,019	$6,506,867	$5,173,711
Deferred income tax recovery (expense)	$(259,365)	$86,932	$0.00
Income tax expense (recovery)	$(1,248,551)	$1,191,020	$1,724,833
Net income (loss) for the year	$(2,465,592)	$(2,510,826)	$4,025,781
Number of common shares outstanding	46,411,752	46,071,752	45,246,752
Earnings(Loss) per common share	$(0.05)	$(0.05)	$0.09
Cash	$2,312,279	$3,175,292	$9,895,463
Working capital	$8,511,809	$10,099,390	$12,868,325
Total assets	$13,050,144	$16,157,689	$20,696,182
Shareholders’ equity	$11,771,944	$13,606,719	$16,598,926
Long-term financial liabilities	$0.00	$0.00	$0.00
Dividends paid per share	$0.00	$0.03	$0.01

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2016
(Expressed in US Dollars unless otherwise indicated)	Page 12 of 19

OFF BALANCE SHEET TRANSACTIONS

There are no off-balance sheet arrangements which could have a material effect on current or future results of operations or on the financial condition of the Company.

FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company classifies its financial instruments as follows: cash is classified as a financial asset at FVTPL; accounts receivable is classified as loans and receivables; and due to related parties and accounts payable are classified as other financial liabilities, which are measured at amortized cost. The carrying value of these instruments approximates their fair values due to their short term to maturity.

The Company has exposure to the following risks from its use of financial instruments:

•	Credit risk;
•	Liquidity risk; and
•	Market risk.

(a)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Cash is placed with a major Canadian financial institution and the Company’s concentration of credit risk for cash and maximum exposure thereto is $2,312,279 at December 31, 2016 (December 31, 2015 - $3,175,292).

With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management’s expectations. The Company’s credit risk with respect to accounts receivable and maximum exposure thereto is $637,845 at December 31, 2016 (December 31, 2015 - $1,706,488). The Company’s concentration of credit risk for accounts receivable at December 31, 2016 with respect to Customer A is $73,500 (December 31, 2015 - $894,224), while Customer B is $140,796 (December 31, 2015 - $236,037). The Company has no balances past due or impaired.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. At December 31, 2016, the Company has cash in the amount of $2,312,279 (December 31, 2015 - $3,175,292) to settle current liabilities of $270,600 with the following due dates; trade accounts payable of $235,600 (December 31, 2015 - $543,903) are due within three months; management bonus payable of $Nil (2015 - $Nil) are due within five and one-half months of the year end and due to related party balances of $36,000 (December 31, 2015 - $2,795) are due on demand.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2016
(Expressed in US Dollars unless otherwise indicated)	Page 13 of 19

(c)	Market risk

The significant market risks to which the Company is exposed are interest rate risk and currency risk.

(i)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in market interest rates. The Company’s cash consists of cash held in bank accounts that earn interest at variable rates. Due to the short-term nature of this financial instrument, fluctuations in market rates of interest do not have a significant impact on the estimated fair value or future cash flows.

(ii)	Currency risk

The Company is exposed to currency risk to the extent expenditures incurred or funds received and balances maintained by the Company are denominated in Canadian dollars (“CAD”). The Company does not manage currency risk through hedging or other currency management tools.

As at December 31, 2016 and December 31, 2015, the Company’s net exposure to foreign currency risk is as follows (in CDN):

	December 31, 2016	December 31, 2015
Net assets	$2,686,073	$2,889,908

Based on the above, assuming all other variables remain constant, a 14% (2015 - 16%) weakening or strengthening of the USD against the CAD would result in approximately $377,000 (December 31, 2015 - $462,000) foreign exchange loss or gain in the consolidated statements of operations.

(iii)	Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or currency risk. The Company is not exposed to other price risk.

CAPITAL MANAGEMENT

The Company considers its capital to be comprised of capital stock. The Company’s objectives in managing its capital are to maintain its ability to continue as a going concern and to further develop its business. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to meet its strategic goals.

Although the Company has been successful at raising funds in the past through the issuance of capital stock, it is uncertain whether it will continue this method of financing due to the current difficult market conditions and the continued internal growth of the Company’s operations.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. Management reviews the capital structure on a regular basis to ensure the above objectives are met. There have been no changes to the Company’s approach to capital management during the year. There are no externally-imposed restrictions on the Company’s capital.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2016
(Expressed in US Dollars unless otherwise indicated)	Page 14 of 19

DISCLOSURE CONTROLS AND PROCEDURES

The Company maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete, accurate, reliable and timely. The disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that information required to be disclosed in the annual filings, interim filings or other reports filed under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to Management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure.

The President and Chief Executive Officer and Chief Financial Officer of the Company have evaluated, or caused the evaluation of, under their direct supervision, the design effectiveness of the Company’s DC&P (as defined in Regulation 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings) as at December 31, 2016, and have concluded that such DC&P were designed effectively.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Management has evaluated the design of its ICFR as defined in Regulation 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings. The evaluation was based on the criteria established in the “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992) (“COSO”). This evaluation was performed by the President and Chief Executive Officer and Chief Financial Officer of the Company with the assistance of other Company management and staff to the extent deemed necessary. Based on this evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the ICFR were effectively designed as at December 31, 2016.

In spite of its evaluation, Management does recognize that any controls and procedures; no matter how well designed and operated, can only provide reasonable assurance and not absolute assurance of achieving the desired control objectives.

RISKS AND UNCERTAINTIES

Our business operations involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results expressed or implied by forward looking statements in this MD&A. The Company is diligent in minimizing exposure to business risk, but by the nature of its activities and size, will always involve some risk. These risks are not always quantifiable due to their uncertain nature.

“Our products involve detailed proprietary and engineering knowledge and specific customer adoption criteria. If the Company is not able to effectively protect its intellectual property or cater to specific customer adoption criteria, our business may suffer a material negative impact and could fail.”

The success of our company will be dependent on our ability to successfully develop; qualify under current regulations; and protect our technologies by way of patents and trademarks.

The Company has obtained patents for its external constant force spring pressure relief valves and a one-bolt manway system, vacuum relief valve and bottom outlet valve. If we are unable to secure trademark and patent protection for our intellectual property in the future, or that protection is inadequate for future products, our business may be materially adversely affected.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2016
(Expressed in US Dollars unless otherwise indicated)	Page 15 of 19

Further, there is no assurance that our railroad equipment products and other aspects of our business do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. Although we are not aware of any such claims, we may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses and diversion of management time in defending against these third-party infringement claims, regardless of their merit Successful infringement or licensing claims against us may result in substantial monetary liabilities, which may materially and adversely disrupt our business.

“The Company may be unable to secure or maintain regulatory qualifications for its products.”

The Association of American Railroads (the “AAR”) has specific adoption criteria that must be met before the Company’s products can be utilized by customers in the railroad industry. The Company has been successful in obtaining AAR approvals for its key products; however, there is no guarantee that the Company’s products will continue to meet AAR standards and adoption criteria as they evolve or that new products developed by the Company will receive AAR approval. In addition, certain customers may have specific adoption criteria beyond what is required by the AAR, and there is no guarantee that the Company will be able to cater to these specific adoption criteria. The Company’s failure to meet AAR and customer adoption criteria could have a material negative impact on the Company’s ability to obtain purchase orders and generate revenue.

“The Company may not have sufficient capital in the future to meet rapid increases in production demands and may be unable to sustain its ability to grow its operations as quickly as anticipated.”

Although the Company had a positive working capital in the amount of $8,511,809 at December 31, 2016, the Company may, from time to time, face a working capital deficit. To maintain its activities, the Company may require access to additional capital through the sale of securities or obtaining debt financing. There can be no assurance that the Company will be successful in obtaining such additional financing and failure to do so could result in the inability of the Company to develop new products; meet production schedules; execute delivery orders; and continue its operations.

“The Company has a limited operating history and may not be able to achieve its growth objectives.”

The Company has a limited history of earnings. The Company is subject to all of the business risks and uncertainties associated with any business enterprise which is transitioning from product development to profitable operations, including the risk that it will not achieve its growth objectives. There is no assurance that the Company will be able to successfully complete its business development plans or operate profitably over the short or long term. The Company is dependent upon the good faith and expertise of management to identify, develop and operate commercially viable product lines. No assurance can be given that the Company’s efforts will result in the development of additional commercially viable product lines or that the Company’s current product lines will prove to be commercially viable in the long-term. If the Company’s efforts are unsuccessful over a prolonged period of time, the Company may have insufficient working capital to continue to meet ongoing obligations and its ability to obtain additional financing necessary to continue operations may also be adversely affected. Even if the Company is successful in developing one or more additional product lines, there is no assurance that these product lines or its existing product lines will be profitable.

“New commercial markets for our products may not develop as quickly as anticipated or at all.”

Markets for the Company’s products may not develop as quickly as anticipated, or at all, resulting in the Company being unable to meet its revenue and production targets. This may have a material negative impact on the Company, particularly if the Company has incurred significant expenses to cater to increased market demand and such market demand does not materialize.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2016
(Expressed in US Dollars unless otherwise indicated)	Page 16 of 19

“Unforeseen competition could affect our ability to grow our revenues as projected.”

Although the Company has patents, trademarks and other protections in place to protect the proprietary technology on which the Company’s business is dependent, competitive products may be developed in the future. Competition could adversely affect the Company’s ability to acquire additional market share or to maintain revenue at current and projected levels.

“Customer orders that are placed may be cancelled or rescheduled.”

Although the Company makes efforts to ensure customers are satisfied with the Company’s products, there is a risk that customers may cancel purchase orders before they are filled. This may have a material negative impact on the Company, particularly if the Company has already ordered the component parts required to assemble the finished products for that order or if the Company has assembled the required finished products. The negative impact may be mitigated by the Company’s ability to utilize the component parts and finished products to satisfy other purchase orders, but there is no guarantee that the Company will able to mitigate the risk of loss to the Company from cancelled orders in this manner.

“The Company is dependent on a small number of OEM customers.”

Although management is optimistic about the Company’s future as a railway equipment supplier, the Company is dependent upon the five major customers that comprise the railroad tank car manufacturers for a significant portion of its revenue. In particular, the Company is dependent on three major US corporations and one Canadian corporation as customers. Although customers have displayed a pattern of consistent product orders over the past 24 months and timely payment of accounts owing, there is no guarantee that sales to these customers will continue at current levels or that these customers will continue to satisfy their payment obligations to the Company in a timely manner. The Company does not have any formal agreements for long term, large-scale purchase orders with these customers and only sells to them when purchase orders are received. The Company expects that this limited number of customers will continue to represent a substantial portion of its sales for the foreseeable future. The loss of any of these customers could have a material negative impact upon the Company and its results of operations.

“Current products may not perform as well as expected.”

There is a risk that the Company’s products may not perform as well as expected, which may result in customer complaints, returned products, product recalls and/or loss of repeat customer orders. Any one of these effects may have a material negative impact on the Company’s ability to generate revenue and continue operations.

“There may be a shortage of parts and raw materials.”

The Company currently has approximately three to five suppliers in the United States for each of the component parts and raw materials required to assemble the Company’s finished products. There is a risk that the Company may face a shortage of parts and raw materials in the future if the Company’s suppliers are unable to support current or increased customer demand for the Company’s products. This could have a material negative impact on the Company, its revenues and continued operations.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2016
(Expressed in US Dollars unless otherwise indicated)	Page 17 of 19

“Production capacity may not be large enough to handle growth in market demand.”

The Company’s production facilities may not be large enough to handle growing market demand for the Company’s products if market demand is beyond projected levels. The Company may not have sufficient capital to fund increased production at its existing facilities or to add new production facilities, and even if the Company did have sufficient funds for these purposes, the turnaround time to increase production may not be fast enough to meet market demand. This may have a material negative impact on the Company’s ability to maintain existing customers and expand its customer base, and its ability to generate revenue at current and projected levels.

“The Company’s product development efforts may not result in new qualified commercial products.”

The Company’s efforts to research and develop new products for the railroad industry and to develop applications for the Company’s products in other industries, such as the trucking industry, may not result in commercially viable products or applications. This may have a negative impact on the Company as its current products may cease to be best-available technology and the Company would not have a replacement or alternative product offering. Also, this may result in the Company’s investment into such research and development being a loss.

“The Company may face uninsurable or underinsured risks.”

In the course of development and production of railroad equipment products, certain risks, and in particular, destruction of production facilities by a natural disaster, acts of terrorism, acts of war or patent infringement may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company. Of the above listed risks only an act of war is truly uninsurable. The Company maintains commercial general liability insurance for claims up to $2,000,000 in aggregate and $1,000,000 per incident, as well as product liability insurance for claims up to $2,000,000 in aggregate and $1,000,000 per incident. Although the Company believes that the insurance policies currently in place adequately insure the Company given the size of its customer base and revenues from product sales, there is a risk that the Company’s insurance coverage may not be sufficient to cover future products claims.

“Raw materials used by the Company for the production of its products are subject to price fluctuations which could change profitability expectations.”

Many of the materials used in our Company’s products are common raw materials such as steel and rubber. These raw materials can be subject to significant price fluctuations. A steep rise in the price of such raw materials may have an adverse effect on the pricing of our products and our operating results. As our Company does not have any purchase agreements with customers, we are able to mitigate the risks associated with price fluctuations in our raw materials by adjusting the pricing of our products accordingly. However, there is no guarantee that customers will continue to purchase our products if prices are adjusted due to the fluctuation in the price of raw materials.

“The success of the Company’s business depends substantially on the continuing efforts of its senior executives, and its business may be severely disrupted if the Company loses their services.”

The future success of the Company heavily depends upon the continued services of its senior executives and other key employees. In particular, the Company relies on the expertise and experience of its Chief Executive Officer and Chief Financial Officer and the Chief Operating Officer of Kelso Technologies Inc., KIQ Industries Inc. and Kelso Innovative Solutions Inc. These individuals are under contractual obligations to the Company expiring on December 31, 2020, however if one or more of the Company’s senior executives were unable or unwilling to continue in their present positions, the Company might not be able to replace them easily or at all. If any of the Company’s senior executives joins a competitor or forms a competing company, the Company may lose clients, suppliers, key professionals, technical know-how and staff members.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2016
(Expressed in US Dollars unless otherwise indicated)	Page 18 of 19

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those described on forward-looking statements.

RELATED PARTY TRANSACTIONS

Related party transactions not otherwise described in these consolidated financial statements are shown below. The remuneration of the Company’s directors and four members of key management, being the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and the Managing Director of Corporate Development who have the authority and responsibility for planning, directing and controlling the activities of the Company, consist of the following amounts:

	December 31, 2016	December 31, 2015

Management compensation	$717,368	$727,217
Management bonus*	$-	$-
Share-based expense	$160,854	$553,011
Directors fees	$66,000	$34,500

* The Company has management bonus agreements whereby 10% of the annual income before taxes and share- based expense is equally distributed to management.

As at December 31, 2016, amounts due to related parties include accounts payable which are unsecured and have no interest or specific terms of payments, are $36,000 (2015 - $2,795) consisting of $36,000 (2015 - $Nil) for directors fees, $Nil (2015 - $Nil) for management bonus payable and $Nil (2015 - $2,795) for reimbursement of expenses to a director of the Company.

DISCLOSURE OF OUTSTANDING SHARE DATA

As of March 24, 2017 the Company had the following number of securities outstanding:

1)	Common shares issued and outstanding: 46,911,752

2)	Share purchase options outstanding: 2,323,571

3)	Share purchase warrants outstanding: Nil

SUBSEQUENT EVENTS

February 2, 2017 - Neil Gambow resigned from the Board of the Directors of the Company where he had served since December 28, 2009.

February 8, 2017 - the Company filed a United States provisional patent application and a corresponding Canadian patent application for an Active Suspension Control System and Method for No-Road Vehicles (ASCS).

OUTLOOK

Kelso continues to manage its business development in a severally depressed rail tank car market. Hazardous commodity businesses have remained in a cut back position for the past two years and that has led to lower than anticipated demand for rail tank cars. There are many reasons for this trend which include regulatory uncertainty, low commodity prices and slow capital commitment to new technologies. This trend is expected to continue in the early months of 2017 with improved activity later in the year.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2016
(Expressed in US Dollars unless otherwise indicated)	Page 19 of 19

Continuing to affect our rail tank car division is the impact of new regulations for hazardous material tank cars. The new rules establish a timetable for the removal of existing DOT-111 rail tank cars transporting dangerous goods including crude oil, ethanol and other flammable commodities in North America. The primary theme of the new regulations is improving the survivability of a tank car in an accident and the adoption and use of the best available safety technologies for the rail transport of hazardous materials. Compliance with the new DOT-117 regulations for crude oil and ethanol transportation must be achieved in early 2018, a situation that is expected to improve the financial performance of the Company.

In addition to our established rail tank car equipment portfolio, management has turned to new product markets that can minimize our risk exposure to poor market conditions for rail tank cars. Kelso has moved to diversify its business activities by focusing on the creation of innovative engineered equipment solutions for a wider range of applications in transportation markets. New product development initiatives are challenging, expensive and the timing of revenue streams cannot be guaranteed. Management understands that tension runs high in uncertain times but believes the payoff comes when cash flows emerge from new markets providing a more reliable financial future.

Our capabilities and reputation in rail tank car technologies has allowed Kelso to pursue a wide range of new product initiatives. Product development concentrates on a wider range of technology products that are designed to provide unique economic benefits and safe operational advantages to customers. New products and markets initiated in 2016 include military technologies, fueling technologies, rail yard technologies, emergency response kits for first responders and extreme terrain vehicle technologies for commercial and military applications.

Our future business success will be subject to many risks and challenges imposed by the current economic slump that remains beyond our control. Our financial health and ability to conduct business remains healthy at this time and our capital needs continue to be financed from operations and existing reserves with no interest bearing debt to service. Our goal is to create revenue streams from new and existing markets and continue to improve the effectiveness of our marketing initiatives to achieve better financial performance.

Kelso Technologies Inc.

James R. Bond,
President and Chief Executive Officer

KELSO TECHNOLOGIES INC.

Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Expressed in US Dollars)

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF KELSO TECHNOLOGIES INC.

We have audited the accompanying consolidated financial statements of Kelso Technologies Inc., which comprise the consolidated statements of financial position as at December 31, 2016 and 2015 and the consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for the years ended December 31, 2016, 2015 and 2014, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Kelso Technologies Inc. as at December 31, 2016 and 2015, and its financial performance and its cash flows for the years ended December 31, 2016, 2015 and 2014, in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Chartered Professional Accountants

Vancouver, Canada
March 24, 2017

Kelso Technologies Inc.
Consolidated Statements of Financial Position
December 31
(Expressed in US Dollars)

	2016	2015

Assets
Current
Cash and cash equivalents (Note 13)	$2,312,279	$3,175,292
Accounts receivable	637,845	1,706,488
Income tax receivable	753,223	683,163
Prepaid expenses	708,100	1,103,498
Inventory (Note 6)	5,206,129	5,981,919

	9,617,576	12,650,360
Intangible assets (Note 8)	234,313	19,391
Property, plant and equipment (Note 7)	3,194,492	3,396,893
Deposit	3,763	4,113
Deferred tax asset (Note 12)	-	86,932

	$13,050,144	$16,157,689

Liabilities
Current
Accounts payable and accrued liabilities (Note 10)	$271,600	$546,698
Income tax payable (Note 12)	834,167	2,004,272

	1,105,767	2,550,970
Deferred tax liability (Note 12)	172,433	-

	1,278,200	2,550,970

Shareholders’ Equity
Capital stock (Note 9)	22,829,820	22,515,140
Obligation to issue shares (Note 8)	192,946	-
Reserves (Note 9 (b))	3,021,339	2,898,148
Deficit	(14,272,161)	(11,806,569)

	11,771,944	13,606,719

	$13,050,144	$16,157,689

Approved on behalf of the Board:

“Peter Hughes” (signed)
Peter Hughes, Director

“Phil Dyer” (signed”)
Phil Dyer, Director

See notes to consolidated financial statements

Kelso Technologies Inc.
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2016, 2015 and 2014
(Expressed in US Dollars)

	Capital Stock
	Number		Share	Obligation to
	of shares	Amount	subscriptions	issue shares	Reserves	Deficit	Total

Balance, December 31, 2013	43,020,326	$18,086,144	$16,816	$-	$2,201,701	$(11,507,420)	$8,797,241
Exercise of warrants	1,431,426	3,340,433	(4,000)	-	-	-	3,336,433
Exercise of options	795,000	714,840	(12,816)	-	(243,504)	-	458,520
Share-based expense	-	-	-	-	417,401	-	417,401
Dividends paid	-	-	-	-	-	(436,450)	(436,450)
Net income for the year	-	-	-	-	-	4,025,781	4,025,781

Balance, December 31, 2014	45,246,752	22,141,417	-	-	2,375,598	(7,918,089)	16,598,926
Exercise of options	825,000	373,723	-	-	(149,983)	-	223,740
Share-based expense	-	-	-	-	672,533	-	672,533
Dividends paid	-	-	-	-	-	(1,377,654)	(1,377,654)
Net loss for the year	-	-	-	-	-	(2,510,826)	(2,510,826)

Balance, December 31, 2015	46,071,752	22,515,140	-	-	2,898,148	(11,806,569)	13,606,719
Exercise of options	340,000	314,680	-	-	(162,554)	-	152,126
Shares to be issued	-	-	-	192,946	-	-	192,946
Share-based expense	-	-	-	-	285,745	-	285,745
Net loss for the year	-	-	-	-	-	(2,465,592)	(2,465,592)

Balance, December 31, 2016	46,411,752	$22,829,820	$-	$192,946	$3,021,339	$(14,272,161)	$11,771,944

See notes to consolidated financial statements

Kelso Technologies Inc.
Consolidated Statements of Operations and Comprehensive Income (Loss)
For the years ended December 31
(Expressed in US Dollars)

	December 31,	December 31,	December 31,
	2016	2015	2014

Revenues (Note 15)	$8,077,143	$18,910,122	$23,816,809
Cost of Goods Sold (Notes 6, 7 and 8)	6,098,902	13,809,993	12,892,484

Gross Profit	1,978,241	5,100,129	10,924,325

Expenses
Office and administration	2,076,460	1,547,182	1,097,092
Management compensation (Note 10)	717,369	727,217	1,243,763
Research (Note 8)	704,868	783,680	440,600
Marketing	587,553	730,389	571,990
Travel	526,451	445,555	290,400
Accounting and legal	357,876	239,581	225,481
Share-based expense (Notes 9 (b) and 10)	285,745	672,533	417,401
Consulting	246,501	421,869	409,271
Investor relations	84,000	84,000	-
Foreign exchange (gain) loss	(128,073)	584,162	389,801
Amortization	3,024	3,024	3,024

	5,461,774	6,239,192	5,088,823

Income (Loss) Before the Following	(3,483,533)	(1,139,063)	5,835,502
Interest income	28,755	30,809	39,595
Write-off of intangible assets (Note 8)	-	(298,484)	-

Income (Loss) Before Taxes	(3,454,778)	(1,406,738)	5,875,097

Income Tax Expense (Recovery) (Note 12)
Current	(1,248,551)	1,191,020	1,017,145
Deferred	259,365	(86,932)	832,171

	(989,186)	1,104,088	1,849,316

Net Income (Loss) and Comprehensive Income (Loss) for the Year	$(2,465,592)	$(2,510,826)	$4,025,781

Basic Earnings (Loss) Per Share (Note 14)	$(0.05)	$(0.05)	$0.09

Diluted Earnings (Loss) Per Share (Note 14)	$(0.05)	$(0.05)	$0.09

Weighted Average Number of Common Shares Outstanding
Basic (Note 14)	46,218,656	45,779,903	44,094,866
Diluted (Note 14)	46,218,656	45,779,903	45,864,879

See notes to consolidated financial statements

Kelso Technologies Inc.
Consolidated Statements of Cash Flows
For the years ended December 31
(Expressed in US Dollars)

	December 31,	December 31,	December 31,
	2016	2015	2014

Operating Activities
Net income (loss)	$(2,465,592)	$(2,510,826)	$4,025,781
Items not involving cash
Deferred tax (recovery)	259,365	(86,932)	832,171
Amortization (Notes 7 and 8)	241,363	237,201	161,408
Write-off of intangible assets	-	298,484	-
Share-based expense	285,745	672,533	417,401
Unrealized foreign exchange loss (gain)	(188,789)	715,292	(512,717)

	(1,867,908)	(674,248)	4,924,044

Changes in non-cash working capital
Accounts receivable	1,068,643	1,143,692	(1,590,840)
Prepaid expenses and deposit	395,748	(1,036,399)	13,264
Inventory	775,790	(1,812,475)	(2,011,738)
Accounts payable and accrued liabilities	(275,098)	(2,575,558)	2,636,109
Income tax payable (recovery)	(1,240,165)	346,109	975,000

	724,918	(3,934,631)	21,795

Cash Provided by (Used in) Operating Activities	(1,142,990)	(4,608,879)	4,945,839

Investing Activities
Intangible assets	(25,000)	-	(180,552)
Property, plant and equipment	(35,938)	(242,086)	(3,203,575)

Cash Used in Investing Activities	(60,938)	(242,086)	(3,384,127)

Financing Activities
Issue of and subscription for common shares, net of share issue costs	152,126	223,740	3,794,953
Dividends paid	-	(1,377,654)	(436,450)

Cash Provided by (Used in) Financing Activities	152,126	(1,153,914)	3,358,503

Foreign Exchange Effect on Cash	188,789	(715,292)	512,717

Inflow (Outflow) of Cash and Cash Equivalents	(863,013)	(6,720,171)	5,432,932
Cash and Cash Equivalents, Beginning of Year	3,175,292	9,895,463	4,462,531

Cash and Cash Equivalents, End of Year	$2,312,279	$3,175,292	$9,895,463

Supplemental Cash Flow Information (Note 13)

See notes to consolidated financial statements

Kelso Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Expressed in US Dollars)

1.	NATURE OF OPERATIONS

Kelso Technologies Inc. (the “Company”) was incorporated under the laws of British Columbia on March 16, 1987. The Company designs, engineers, markets, produces and distributes various proprietary pressure relief valves and manway securement systems designed to reduce the risk of environmental harm due to non-accidental events in the transportation of hazardous commodities via railroad tank cars. In addition, the Company is an engineering development company specializing in proprietary service equipment used in transportation applications. The Company trades on the Toronto Stock Exchange (“TSX”) under the symbol “KLS”, and the NYSE (“NYSE”) under the trading symbol “KIQ”. The Company listed on the TSX on May 22, 2014 and on the NYSE on October 14, 2014. The Company’s head office is located at 13966 18B Avenue, South Surrey, British Columbia, V4A 8J1.

2.	BASIS OF PREPARATION

(a)	Statement of compliance

These consolidated financial statements are prepared in accordance with International

Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements have been prepared under the historical cost basis, except for financial instruments classified as available-for-sale (“AFS”) and fair value through profit or loss (“FVTPL”). These consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(b)	Basis of presentation and consolidation

The consolidated financial statements include the accounts of the Company and its integrated wholly owned subsidiaries, Kelso Technologies (USA) Inc., Kelso Innovative Solutions Inc. and KIQ Industries Inc., which are all Nevada, USA, corporations. Intercompany transactions and balances have been eliminated on consolidation. A subsidiary is consolidated from the date upon which control is acquired by the Company and all material intercompany transactions and balances have been eliminated on consolidation.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

(c)	Functional and presentation currency

The functional and presentation currency of the Company and its subsidiaries is the US dollar (“USD”).

(d)	Significant management judgments and estimation uncertainty

The preparation of consolidated financial statements in conformity with IFRS requires the Company’s management to undertake a number of judgments, estimates and assumptions that affect amounts reported in the consolidated financial statements and notes thereto. Actual amounts may ultimately differ from these estimates and assumptions. The Company reviews its estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.

Kelso Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Expressed in US Dollars)

2.	BASIS OF PREPARATION (Continued)

(d)	Significant management judgment and estimation uncertainty (Continued)

Significant management judgments

The following are significant management judgments in applying the accounting policies of the Company that have the most significant effect on recognition and measurement of assets, liabilities, income and expenses:

(i)	Income taxes

The extent to which deferred tax assets can be recognized is based on an assessment of the probability of the Company’s future taxable income against which the deferred tax assets can be utilized. In addition, significant judgment is required in classifying transactions and assessing probable outcomes of tax positions taken, and in assessing the impact of any legal or economic limits or uncertainties in various tax jurisdictions.

(ii)	Functional currency

The functional currency for the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of its subsidiaries is the USD. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions that determined the primary economic environment.

(iii)	Assessment of the transaction as an asset acquisition or business combination

Management applied judgments relating to the acquisition of intellectual property to assess if the acquisition was a business combination or an asset acquisition. Management applied a three-element process to determine whether a business or an asset was purchased, considering inputs, processes and outputs of each acquisition in order to reach a conclusion (Note 8).

(iv)	Research and development expenditures

The application of the Company’s accounting policy for research and development expenditures requires judgment in determining whether an activity is determined to be research or development, and if deemed to be development, whether it is likely that the future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions may change if new information becomes available. If new information becomes available indicating that it is unlikely that future economic benefits will flow to the Company, the amount capitalized is written off to profit or loss in the period the new information becomes available.

(v)	Going concern assumption

The assessment of whether the going concern assumption is appropriate requires management to take into account all available information about the future, which is at least, but not limited to, twelve months form the end of the reporting period.

Kelso Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Expressed in US Dollars)

2.	BASIS OF PREPARATION (Continued)

(d)	Significant management judgment and estimation uncertainty (Continued)

Estimation uncertainty

Information about estimates and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses is provided below. Actual results may be substantially different.

(i)	Impairment of long-lived assets

Long-lived assets consist of intangible assets and property, plant and equipment.

At the end of each reporting period, the Company reviews the carrying amounts of its long-lived assets to determine whether there is any indication that the carrying amount is not recoverable. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). When an individual asset does not generate independent cash flows, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs of disposal and value in use. Fair value is determined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

The Company recognized an impairment loss of $298,484 on certain intangible assets during the year ended December 31, 2015.

(ii)	Useful lives of depreciable assets

The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain intangible assets and equipment.

(iii)	Inventories

The Company estimates the net realizable value of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices. A change to these assumptions could impact the Company’s inventory valuation and impact gross margins.

Kelso Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and
(Expressed in US Dollars)

2.	BASIS OF PREPARATION (Continued)

(d)	Significant management judgment and estimation uncertainty (Continued)

Estimation uncertainty (Continued)

(iv)	Share-based expense

The Company grants share-based awards to certain officers, employees, directors and other eligible persons. For equity settled awards, the fair value is charged to the consolidated statement of operations and comprehensive income (loss) and credited to the reserves, over the vesting period using the graded vesting method, after adjusting for the estimated number of awards that are expected to vest.

The fair value of the equity-settled awards is determined at the date of the grant using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions, including the expected price, expected volatility and expected life of the options. Changes in these assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

(v)	Allowance for credit losses

The Company provides for doubtful debts by analyzing the historical default experience and current information available about a customer’s credit worthiness on an account by account basis. Uncertainty relates to the actual collectability of customer balances that can vary from the Company’s estimation.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

(e)	Approval of the consolidated financial statements

The consolidated financial statements of Kelso Technologies Inc. for the year ended December 31, 2016 were approved and authorized for issue by the Board of Directors on March 24, 2017.

(f)	New accounting standards issued but not yet effective

The standards listed below include only those which the Company reasonably expects may be applicable to the Company at a future date. The Company is currently assessing the impact of these future standards on the consolidated financial statements.

IFRS 9 Financial Instruments

IFRS 9 will replace IAS 39 Financial Instruments: Recognition and Measurement and IFRIC 9 Reassessment of Embedded Derivatives. The final version of this new standard supersedes the requirements of earlier versions of IFRS 9.

Kelso Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Expressed in US Dollars)

2.	BASIS OF PREPARATION (Continued)

(f)	New accounting standards issued but not yet effective (Continued)

The main features introduced by this new standard compared with predecessor IFRS are as follows:

•     Classification and measurement of financial assets:

Debt instruments are classified and measured on the basis of the entity's business model for managing the asset and its contractual cash flow characteristics as either: “Amortized cost”, “Fair value through other comprehensive income” or “Fair value through profit or loss” (default). Equity instruments are classified and measured as “Fair value through profit or loss” unless upon initial recognition elected to be classified as “Fair value through other comprehensive income”.

•     Classification and measurement of financial liabilities:

When an entity elects to measure a financial liability at fair value, gains or losses due to changes in the entity’s own credit risk is recognized in other comprehensive income (as opposed to previously profit or loss). This change may be adopted early in isolation of the remainder of IFRS 9.

•     Impairment of financial assets:

An expected credit loss impairment model replaced the incurred loss model and is applied to financial assets at “Amortized cost” or “Fair value through other comprehensive income”, lease receivables, contract assets or loan commitments and financial guarantee contracts. An entity recognizes 12-month expected credit losses if the credit risk of a financial instrument has not increased significantly since initial recognition, and lifetime expected credit losses otherwise.

•     Hedge accounting:

Hedge accounting remains a choice, however is now available for a broader range of hedging strategies. Voluntary termination of a hedging relationship is no longer permitted. Effectiveness testing now needs to be performed prospectively only. Entities may elect to continue to applying IAS 39 hedge accounting on adoption of IFRS 9 (until the IASB has completed its separate project on the accounting for open portfolios and macro hedging).

Applicable to the Company’s annual period beginning January 1, 2018.

IFRS 2 Share-based Payment

The amendments provide guidance on the accounting for:

•	the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments;
•	share-based payment transactions with a net settlement feature for withholding tax obligations; and
•	a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.

Applicable to the Company’s annual period beginning January 1, 2018.

Kelso Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Expressed in US Dollars)

2.	BASIS OF PREPARATION (Continued)

(f)	New accounting standards issued but not yet effective (Continued)

IAS 7 Statement of Cash Flows

The amendments require entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities.

Applicable to the Company’s annual period beginning January 1, 2017.

IAS 12 Income Taxes

The amendments clarify how to account for deferred tax assets related to debt instruments measured at fair value.

Applicable to the Company’s annual period beginning January 1, 2017.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 provides a single, principles based five-step model to be applied to all contracts with customers.

The five steps in the model are as follows:

•	Identify the contract with the customer
•	Identify the performance obligations in the contract
•	Determine the transaction price
•	Allocate the transaction price to the performance obligations in the contracts
•	Recognize revenue when (or as) the entity satisfies a performance obligation.

Guidance is provided on topics such as the point in which revenue is recognized, accounting for variable consideration, costs of fulfilling and obtaining a contract and various related matters. New disclosures about revenue are also introduced.

Applicable to the Company’s annual period beginning on January 1, 2018.

IFRS 16 Leases

This new standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both the lessee and the lessor. The new standard introduces a single lessee accounting model that requires the recognition of all assets and liabilities arising from a lease.

Kelso Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Expressed in US Dollars)

2.	BASIS OF PREPARATION (Continued)

(f)	New accounting standards issued but not yet effective (Continued)

The main features of the new standard are as follows:

•	An entity identifies as a lease a contract that conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
•

A lessee recognizes an asset representing the right to use the leased asset, and a liability for its obligation to make lease payments. Exceptions are permitted for short- term leases and leases of low-value assets.

•

A lease asset is initially measured at cost, and is then depreciated similarly to property, plant and equipment. A lease liability is initially measured at the present value of the unpaid lease payments.

•	A lessee presents interest expense on a lease liability separately from depreciation of a lease asset in the statement of profit or loss and other comprehensive income.
•	A lessor continues to classify its leases as operating leases or finance leases, and to account for them accordingly.
•	A lessor provides enhanced disclosures about its risk exposure, particularly exposure to residual-value risk.

Applicable to the Company’s annual period beginning January 1, 2019.

The impact of the above new accounting standards on the Company’s consolidated financial statements has not yet been determined.

3.	SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies.

(a)	Cash equivalents

Cash equivalents include short-term liquid investments with maturities of one year or less, are readily convertible into known amounts of cash and which are subject to insignificant changes in value.

(b)	Inventory

Inventory components include raw materials and supplies used to assemble valves and manway covers, as well as finished valves and manway covers. All inventories are recorded at the lower of cost on a weighted average basis and net realizable value. The stated value of all inventories includes purchase and assembly costs of all raw materials and supplies, and attributable overhead and amortization. A regular review is undertaken to determine the extent of any provision for obsolescence.

(c)	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any. The useful lives of intangible assets are assessed as either finite or indefinite.

Kelso Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Expressed in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)	Intangible assets (Continued)

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. A change in the expected useful life of the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

The Company amortizes intangible assets with finite lives on a straight-line basis over their estimated useful lives:

Patents	- 5 years
Rights	- 2 years

Product and technology development costs, which meet the criteria for deferral and are expected to provide future benefits with reasonable certainty are deferred and amortized over the estimated life of the products or technology. The Company commenced deferring development costs associated with the manway securement systems. The costs were amortized on a straight-line basis over a ten-year period based on the estimated useful life of the product.

(d)	Amortization

Property, plant and equipment are stated at cost less accumulated amortization. Leasehold improvements are amortized on a straight-line basis over the lease term. Amortization is calculated over the estimated useful life of the property, plant and equipment at the following annual rates:

Building	– 4% declining-balance
Production equipment	– 20% declining-balance
Vehicles	– 30% declining-balance
Leasehold improvements	– 5 year straight-line

(e)	Revenue recognition

Revenues are recognized when the risks and rewards of ownership have passed to the customer based on the terms of the sale, collection of the relevant receivable is probable, evidence of an arrangement exists and the sales price is fixed or determinable. Risks and rewards of ownership pass to the customer upon shipment of the pressure relief valves and/or manway securement systems. Provisions for sales discounts and returns from customers are made at the time of sale.

Kelso Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Expressed in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)	Impairment of non-current assets

The Company’s tangible and intangible assets are reviewed for an indication of impairment at each statement of financial position date. If indication of impairment exists, the asset’s recoverable amount is estimated. An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash- generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflow from other assets or groups of assets.

The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the assets. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

(g)	Income taxes

(i)	Current and deferred income taxes

Income tax expense, consisting of current and deferred tax expense, is recognized in the consolidated statements of operations. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income (loss) in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(ii)	Texas margin tax

Effective January 1, 2007, the state of Texas enacted an annual franchise tax known as the Texas margin tax, which is equal to 1% of the lesser of: (a) 70% of a taxable entity’s revenue; and (b) 100% of total revenue less, at the election of the taxpayer: (i) cost of goods sold; or (ii) compensation. A provision for the margin tax owing has been recorded in the consolidated statements of operations and comprehensive income (loss).

Kelso Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Expressed in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)	Foreign currency translation

The accounts of foreign balances and transactions are translated into USD as follows:

(i)	Monetary assets and liabilities, at the rate of exchange in effect at the consolidated statement of financial position date;

(ii)	Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)	Revenue and expense items (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange prevailing at the transaction date.

Gains and losses arising from translation of foreign currency are included in the determination of net income (loss).

(i)	Earnings per share

The Company presents basic earnings per share data for its common shares, calculated by dividing the earnings attributable to common shareholders of the Company by the weighted average number of shares outstanding during the period. The Company uses the treasury stock method for calculating diluted earnings per share. Under this method the dilutive effect on earnings per share is calculated on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to purchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti- dilutive.

(j)	Share-based expense

The Company grants share options to acquire common shares of the Company to directors, officers, employees and consultants. The fair value of share-based expense to employees is measured at grant date, using the Black-Scholes option pricing model, and is recognized over the vesting period for employees using the graded vesting method. Fair value of share-based expenses for non-employees is recognized and measured at the date the goods or services are received based on the fair value of the goods or services received. If it is determined that the fair value of goods and services received cannot be reliably measured, the share-based expense is measured at the fair value of the equity instruments issued using the Black-Scholes option pricing model.

For both employees and non-employees, the fair value of share-based expense is recognized on the consolidated statements of operations and comprehensive income (loss), with a corresponding increase in reserves. The amount recognized as expense is adjusted to reflect the number of share options expected to vest. Consideration received on the exercise of stock options is recorded in capital stock and the related share-based expense in reserves is transferred to capital stock.

Kelso Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Expressed in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k)	Capital stock

Proceeds from the exercise of stock options and warrants are recorded as capital stock in the amount for which the option or warrant enabled the holder to purchase a share in the Company. Any previously recorded share-based expense included in the share-based expenses reserve is transferred to capital stock on exercise of options. Capital stock issued for non-monetary consideration is valued at the closing market price at the date of issuance. The proceeds from the issuance of units are allocated between common shares and warrants based on the residual value method. Under this method, the proceeds are allocated first to capital stock based on the fair value of the common shares at the time the units are priced and any residual value is allocated to the warrants reserve. Consideration received for the exercise of warrants is recorded in capital stock, and any related amount recorded in warrants reserve is transferred to capital stock.

(l)	Financial instruments

(i)	Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Company’s accounting policy for each category is as follows:

Fair value through profit or loss (“FVTPL”)

This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried at fair value with changes in fair value recognized through profit or loss.

Loans and receivables

These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at cost less any provision for impairment. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Held to maturity

These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity. HTM investments are initially recognized on their trade-date at fair value, and subsequently are measured at amortized cost using the effective interest rate method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in profit or loss.

Kelso Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Expressed in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l)	Financial instruments (continued)

(i)	Financial assets (continued)

Available-for-sale financial assets

AFS financial assets are non-derivatives that are either designated as available-for- sale or not classified in any of the other financial asset categories. Changes in the fair value of AFS financial assets are recognized as other comprehensive income (loss) and classified as a component of equity. AFS assets include investments in equities of other entities with the exception of marketable securities.

Management assesses the carrying value of AFS financial assets at least annually and any impairment charges are also recognized in profit or loss. When financial assets classified as AFS are sold, the accumulated fair value adjustments recognized in other comprehensive income (loss) are included in profit or loss.

(ii)	Financial liabilities

The Company classifies its financial liabilities in the following categories:

Financial liabilities at FVTPL

Financial liabilities at FVTPL are initially recognized at fair value with changes in fair value recorded through profit or loss.

Other financial liabilities

Other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred, and are subsequently stated at amortized cost using the effective interest rate method. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit or loss over the period to maturity using the effective interest method. Other financial liabilities are classified as current or non-current based on their maturity date.

(m)	Fair value hierarchy

The Company categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate fair values. The fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Financial assets and liabilities in Level 2 are valued using inputs other than quoted prices for which all significant inputs are based on observable market data. Level 3 valuations are based on inputs that are not based on observable market data.

Kelso Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Expressed in US Dollars)

4.	CAPITAL MANAGEMENT

The Company considers its capital to be comprised of capital stock.

The Company’s objectives in managing its capital are to maintain its ability to continue as a going concern and to further develop its business. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to meet its strategic goals.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. Management reviews the capital structure on a regular basis to ensure the above objectives are met. There have been no changes to the Company’s approach to capital management during the year. There are no externally imposed restrictions on the Company’s capital.

5.	FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company classifies its financial instruments as follows: cash and cash equivalents are classified as a financial asset at FVTPL; accounts receivable is classified as loans and receivables; and accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost. The carrying values of these instruments approximate their fair values due to their short term to maturity.

The Company has exposure to the following risks from its use of financial instruments:

•	Credit risk;
•	Liquidity risk; and
•	Market risk.

(a)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Cash and cash equivalents are placed with major Canadian and US financial institutions and the Company’s concentration of credit risk for cash and cash equivalents and maximum exposure thereto is $2,312,279 (2015 - $3,175,292).

With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management’s expectations. The Company’s credit risk with respect to accounts receivable and maximum exposure thereto is $637,845 (2015 - $1,706,488). The Company’s concentration of credit risk for accounts receivable with respect to its significant customers is as follows: Customer A is $73,500 (2015 - $894,224), while Customer B is $140,796 (2015 - $236,037) (Note 15). The Company has no balances past due or impaired.

To reduce the credit risk of accounts receivable, the Company regularly reviews the collectability of the accounts receivable to ensure there is no indication that these amounts will not be fully recoverable. As at December 31, 2016, allowance for doubtful accounts balance is $nil (2015 - $nil).

Kelso Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Expressed in US Dollars)

5.	FINANCIAL INSTRUMENTS (Continued)

(b)	Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

At December 31, 2016, the Company has $2,312,279 (2015 - $3,175,292) of cash and cash equivalents to settle current liabilities of $271,600 (2015 - $546,698) consisting of the following: trade accounts payable of $235,600 (2015 - $543,903) and due to related party balance of $36,000 (2015 - $2,795). All payables are due within a year.

(c)	Market risk

The significant market risks to which the Company is exposed are interest rate risk and currency risk.

(i)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in market interest rates. The Company’s cash and cash equivalents consist of cash held in bank accounts and short-term liquid investments that earn interest at variable rates. Due to the short-term nature of these financial instruments, fluctuations in market rates of interest do not have a significant impact on the estimated fair value or future cash flows.

(ii)	Currency risk

The Company is exposed to currency risk to the extent expenditures incurred or funds received and balances maintained by the Company are denominated in Canadian dollars (“CAD”). The Company does not manage currency risk through hedging or other currency management tools.

As at December 31, 2016 and 2015, the Company’s had the following assets denominated in CAD (amounts presented in USD):

	December 31, 2016	December 31, 2015

Cash and cash equivalents	$1,983,028	$2,243,903
Income tax receivable	753,223	683,163
Accounts receivable	25,302	16,687
Accounts payable	(75,480)	(53,845)

	$2,686,073	$2,889,908

Based on the above, assuming all other variables remain constant, a 14% (2015 - 16%) weakening or strengthening of the USD against the CAD would result in approximately $377,000 (2015 - $462,000) foreign exchange loss or gain in the consolidated statements of operations and comprehensive income (loss).

Kelso Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Expressed in US Dollars)

5.	FINANCIAL INSTRUMENTS (Continued)

(c)	Market risk (continued)

(iii)	Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or currency risk. The Company is not exposed to other price risk.

6.	INVENTORY

	December 31, 2016	December 31, 2015
Finished goods	$218,128	$387,180
Raw materials and supplies	4,988,001	5,594,739
	$5,206,129	$5,981,919

Included in cost of goods sold is $4,642,761 (2015 - $10,595,521; 2014 - $10,404,064) of direct material costs recognized as expense.

7.	PROPERTY, PLANT AND EQUIPMENT

				Leasehold	Production
Cost		Land	Building	improvements	equipment	Vehicles	Total

Balance, December 31, 2014		$12,558	$2,937,966	$43,715	$579,493	$28,181	$3,601,913
Additions		-	17,935	-	224,152	-	242,087
Balance, December 31, 2015		12,558	2,955,901	43,715	803,645	28,181	3,844,000
Additions		-	-	-	6,337	29,601	35,938
Balance, December 31, 2016		$12,558	$2,955,901	$43,715	$809,982	$57,782	$3,879,938
Accumulated Amortization
Balance, December 31, 2014	$		- $ 78,350	$19,865	$89,321	$17,455	$204,991
Amortization		-	115,111	4,770	119,018	3,217	242,116
Balance, December 31, 2015		-	193,461	24,635	208,339	20,672	447,107
Amortization		-	110,498	5,593	119,995	2,253	238,339
Balance, December 31, 2016		$-	$303,959	$30,228	$328,334	$22,925	$685,446
Carrying Value
December 31, 2015		$12,558	$2,762,440	$19,080	$595,306	$7,509	$3,396,893
December 31, 2016		$12,558	$2,651,942	$13,487	$481,648	$34,857	$3,194,492

Included in cost of goods sold is $229,614 (2015 - $237,177; 2014 - $125,884) of amortization related to property, plant and equipment.

Included in inventory is $8,725 (2015 - $4,939) of amortization related to property, plant and equipment.

Kelso Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Expressed in US Dollars)

8.	INTANGIBLE ASSETS

			Product
			Development
	Patent	Rights	costs	Total

Cost
Balance, December 31, 2014	$40,840	$65,000	$298,484	$404,324
Amounts written off	-	-	(298,484)	(298,484)
Balance, December 31, 2015	40,840	65,000	-	105,840
Additions	-	217,946	-	217,946
Balance, December 31, 2016	$40,840	$282,946	$-	$323,786
Accumulated Amortization
Balance, December 31, 2014	$18,425	$65,000	$-	$83,425
Amortization	3,024	-	-	3,024
Balance, December 31, 2015	21,449	65,000	-	86,449
Amortization	3,024	-	-	3,024
Balance, December 31, 2016	$24,473	$65,000	$-	$89,473

Carrying Value
December 31, 2015	$19,391	$-	$-	$19,391
December 31, 2016	$16,367	$217,946	$-	$234,313

Included in cost of goods sold is $Nil (2015 - $Nil; 2014 - $32,500) of amortization related to rights.

Included in research expense is $32,200 (2015 - $Nil; 2014 - $Nil) of product development costs recognized as an expense.

On November 10, 2016, the Company signed a technology development agreement to acquire all intellectual property rights (the “Products”) of G & J Technologies (the “Vendor”). During the year ended December 31, 2016, acquisition costs of $217,946 were incurred, consisting of $25,000 in cash and 250,000 common shares with a fair value of $192,946. The shares were issued subsequent to December 31, 2016. The Vendor entered into a consulting agreement with the Company for a fee of $10,000 per month. The Company is obligated to pay a 2.5% royalty on the net sales earned by the Company. As further consideration for the Products of the Vendor, the Company will pay $75,000 in cash and issue 750,000 common shares of the Company as follows:

•	$25,000 cash and 250,000 shares issuable on the filing of the first new patent application related to the Products. The shares were issued subsequent to December 31, 2016 on March 13, 2017;
•	$25,000 cash and 250,000 shares issuable on the successful completion of a commercially viable production prototype for the first Product; and
•	$25,000 cash and 250,000 shares issuable on the completion of the sale of the first ten commercial vehicles incorporating the Products.

The Company is obligated to pay a 5% royalty from sales of their manway securement systems. During the year ended December 31, 2016, there were revenues from sales of the manway securement systems totalling $224,945 (2015 - $1,670,529). The Company also holds a number of other patents, which have been fully amortized as at December 31, 2016.

Kelso Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Expressed in US Dollars)

8.	INTANGIBLE ASSETS (Continued)

On November 28, 2012, the Company signed an agreement to acquire all proprietary manufacturing rights to an Eduction Tube System (“ETS”) for $65,000.

During the year ended December 31, 2015, the Company determined that certain products could not generate independent cash flows, and accordingly, impaired $298,484 (2014 - $Nil) of product development costs.

9.	CAPITAL STOCK

Authorized:

Unlimited Class A non-cumulative, preferred shares without par value, of which 5,000,000 are designated Class A, convertible, voting, preferred shares

Unlimited common shares without par value

Issued:

(a)	Common shares

During the year ended December 31, 2016, the Company issued 340,000 shares pursuant to the exercise of share purchase options for gross proceeds of $152,126. Fair value previously recognized on options exercised of $162,554 was reclassified from reserves to capital stock.

As at December 31, 2016, the Company has an obligation to issue 250,000 shares with a fair value of $192,946 in relation to the intellectual property rights acquired during the year.

During the year ended December 31, 2015, the Company issued 825,000 shares pursuant to the exercise of share purchase options for gross proceeds of $223,740. Fair value previously recognized on options exercised of $149,983 was reclassified from reserves to capital stock.

During the year ended December 31, 2014, the Company issued:

(i)

795,000 shares pursuant to the exercise of share purchase options for proceeds of $471,336, of which $12,816 was received during the year ended December 31, 2013. Fair value previously recognized on options exercised of $243,504 was reclassified from reserves to capital stock.

(ii)	1,431,426 shares were issued pursuant to the exercise of share purchase warrants for proceeds of $3,340,433, of which $4,000 was received during the year ended December 31, 2013.

Kelso Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Expressed in US Dollars)

9.	CAPITAL STOCK (Continued)

(b)	Stock options

The Company has a stock option plan (the “Plan”) available to employees, directors, officers and consultants with grants under the Plan approved from time to time by the Board of Directors. Under the Plan, the Company is authorized to issue options to purchase an aggregate of up to 10% of the Company's issued and outstanding common shares. Each option can be exercised to acquire one common share of the Company. The exercise price for an option granted under the Plan may not be less than the market price at the date of grant less a specified discount dependent on the market price.

Options to purchase common shares have been granted to directors, employees and consultants as follows:

Exercise		Year Ended				Year Ended
Price	Expiry	December 31				December 31,
(CAD)	Date	2015	Granted	Exercised	Expired	2016

$ 5.90 (USD)	January 2, 2016	500,000	-	-	500,000	-
$ 2.12 (USD)	August 25, 2017	500,000	-	-	100,000	400,000
$ 0.58	July 22, 2016	340,000	-	340,000	-	-
$ 1.45 (USD)	March 31, 2017	770,000	-	-	100,000	670,000
$ 0.65 (USD)	October 30, 2017	80,000	-	-	80,000	-
$ 6.25 (USD)	July 7, 2019	100,000	-	-	100,000	-
$ 0.70	October 7, 2019	28,571	-	-	-	28,571
$ 6.85	November 14, 2019	100,000	-	-	-	100,000
$ 1.30 (USD)	August 18, 2021	-	1,325,000	-	-	1,325,000
Total outstanding		2,418,571	1,325,000	340,000	880,000	2,523,571
Total exercisable		2,085,238	-	-	-	1,198,571

Exercise		Year Ended				Year Ended
Price	Expiry	December 31				December 31,
(CAD)	Date	2014	Granted	Exercised	Expired	2015

$0.24	June 2, 2015	530,000	-	530,000	-	-
$0.24	October 4, 2015	100,000	-	100,000	-	-
$0.58	July 22, 2016	365,000	-	125,000	-	240,000
$0.58	August 25, 2016	100,000	-	-	-	100,000
$1.45 (USD)	March 31, 2017	770,000	-	-	-	770,000
$0.65 (USD)	October 30, 2017	100,000	-	20,000	-	80,000
$0.65 (USD)	October 30, 2015	50,000	-	50,000	-	-
$5.90 (USD)	January 7, 2016	-	500,000	-	-	500,000
$0.70	October 7, 2019	28,571	-	-	-	28,571
$6.85	November 14, 2019	100,000	-	-	-	100,000
$6.25 (USD)	July 7, 2019	100,000	-	-	-	100,000
$2.12 (USD)	August 25,2017	-	500,000	-	-	500,000

Total outstanding		2,243,571	1,000,000	825,000	-	2,418,571
Total exercisable		2,243,571	666,667	825,000	-	2,085,238

Kelso Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Expressed in US Dollars)

9.	CAPITAL STOCK (Continued)

(b)	Stock options (Continued)

A summary of the Company’s stock options as at December 31, 2016 and 2015, and changes for the years then ended are as follows:

		Weighted
		Average Exercise
	Number

Outstanding, December 31, 2014	2,243,571	$1.49	(CAD)
Granted	1,000,000	$4.01
Exercised	(825,000)	$0.35	(CAD)
Outstanding, December 31, 2015	2,418,571	$2.68
Granted	1,325,000	$1.30
Exercised	(340,000)	$0.43
Expired	(880,000)	$4.52
Outstanding, December 31, 2016	2,523,571	$1.61

The weighted average contractual life for the remaining options at December 31, 2016 is 2.75 (2015 - 1.23) years.

Share-based expense

Share-based expense of $285,745 (2015 - $672,533; 2014 - $417,401) was recognized in the year ended December 31, 2016 for stock options granted. The share-based expense relates to options granted during December 31, 2015 and 2016, which vest over time.

The fair value of stock options is determined using the Black-Scholes option pricing model with assumptions as follows:

	Year ended	Year ended
	December 31, 2016	December 31, 2015

Risk-free interest rate (average)	0.58%	0.77%
Estimated volatility (average)	64.76%	52.38%
Expected life in years	4.18	1.50
Expected dividend yield	0.00%	0.00%
Estimated forfeitures	0.00%	0.00%
Grant date fair value per option	$0.63	$0.77

Option pricing models require the use of highly subjective estimates and assumptions, including the expected stock price volatility. Expected volatility was determined using the Company’s historical stock prices.

Kelso Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Expressed in US Dollars)

10.	RELATED PARTY TRANSACTIONS

Related party transactions not otherwise described in these consolidated financial statements are shown below. The remuneration of the Company’s directors and other members of key management, being the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and the Executive Vice-President of Business Development who have the authority and responsibility for planning, directing and controlling the activities of the Company, consist of the following amounts:

	December 31,	December 31,	December 31,
	2016	2015	2014

Management compensation	$717,368	$727,217	$548,996
Management bonus*	$-	$-	$694,767
Share-based expense**	$160,854	$553,011	$208,023
Directors’ fees	$66,000	$34,500	$7,000

* The Company has management bonus agreements whereby 10% of the annual income before taxes and share-based expense is equally distributed to management.

** Share-based expense consists of the key management portion of the fair value of options granted calculated using the Black-Scholes option pricing model and does not include any cash compensation.

As at December 31, 2016, amounts due to related parties included accounts payable, which are unsecured and have no interest or specific terms of payments, of $36,000 (2015 - $2,795) consisting of $36,000 (2015 - $Nil) for directors’ fees and $Nil (2015 - $2,795) for reimbursement of expenses to a director of the Company.

11.	COMMITMENTS

The Company is committed to making the following payments for base rent on its office in Downers Grove, Illinois:

2017	$28,140
2018	24,960
2019	3,930
$57,030

The rent expense in the consolidated statements of operation and comprehensive income (loss) for the year ended December 31, 2016 amounted to $27,403 (2015 - $123,370; 2014 - $128,807).

12.	INCOME TAXES

During the 2015 fiscal year, a tax liability in the amount of $2,004,272 was recorded with respect to estimated US outstanding taxes payable. During the year ended December 31, 2016, new information was obtained indicating that there was a reduction of $1,170,105, therefore no income tax should be payable. The reversal of the tax provision has been accounted for as a change in tax estimate and has been adjusted prospectively as an income tax recovery during the year ended December 31, 2016. The amounts included in income tax payable represent penalties and interest.

The Company has approximately $1,266,000 in non-capital losses in the US that may be applied against future taxable income (expiring in 2026 or later).

Kelso Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Expressed in US Dollars)

12.	INCOME TAXES (Continued)

The tax effected items that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2016 and 2015 are as follows:

	December 31,	December 31,
	2016	2015
Deficiency (excess) of carrying value over tax value of property, plant and equipment	$(169,251)	$86,932
Excess of carrying value over tax value of intangible assets	(3,182)	-
Net deferred tax asset (liability)	$(172,433)	$86,932

Significant unrecognized tax benefits and unused tax losses for which no deferred tax asset is recognized as of December 31, 2016 and 2015 are as follows:

	December 31,	December 31,
	2016	2015
Excess of tax value over carrying value of development expenses	$13,077	$-
Non-capital losses carried forward	-	495,927
Canadian foreign tax credits carried forward	-	1,112,667
Unrecognized deductible temporary differences	$13,077	$1,608,594

Income tax expense differs from the amount that would be computed by applying the Canadian statutory income tax rate of 26.00% (2015 - $26.00%; 2014 - 26.00%) to income (loss) before income taxes as follows:

	December 31,	December 31,	December 31,
	2016	2015	2014
Income (loss) before income taxes	$(3,454,778)	$(1,406,738)	$5,875,097
Statutory income tax rate	26.00%	26.00%	26.00%
Income tax (benefit) liability computed at statutory tax rate	(898,242)	(365,752)	1,527,525
Items not deductible for income tax purposes	114,580	174,859	73,264
Under/(over) provision of taxes in prior years	(824,607)	1,201,114	-
Change in timing differences	372,451	(447,394)	77,135
Impact on foreign exchange on tax assets and liabilities	162,359	133,131	64,909
Difference between Canadian and foreign taxes	(119,976)	-	-
Unused tax losses and tax offsets not recognized	(414,825)	418,224	-
Income tax expense (recovery)	(1,608,260)	1,114,182	1,742,833
Penalties and interest included in income tax expense	614,283	-	-
Texas margin tax (recovery)	4,791	(10,094)	106,483
Income tax expense (recovery)	$(989,186)	$1,104,088	$1,849,316

Kelso Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Expressed in US Dollars)

13.	SUPPLEMENTAL CASH FLOW INFORMATION

	December 31,	December 31,	December 31,
	2016	2015	2014
Amortization of property and equipment allocated to cost of goods sold (Note 7)	$229,614	$234,177	$158,384
Amortization allocated to inventory (Note 7)	$8,725	$4,939	$10,018
Amortization allocated to expenses (Note 8)	$3,024	$3,024	$3,024
Obligation to issue shares for acquisition of intangible asset (Note 8)	$192,946	$-	$-
Interest paid	$1,040	$-	$-
Income taxes paid	$20,693	$817,774	$-

	December 31,	December 31,
	2016	2015

Cash and Cash Equivalents is comprised of:
Cash	$375,799	$1,007,792
Guaranteed investment certificates	1,936,480	2,167,500
	$2,312,279	$3,175,292

14.	EARNINGS PER SHARE

The calculation of basic and diluted earnings (loss) per share for the relevant years is based on the following:

	December 31,	December 31,	December 31,
	2016	2015	2014

Net income (loss) for the year	$(2,465,592)	$(2,510,826)	$4,025,781
Basic weighted average number of
common shares outstanding	46,218,656	45,779,903	44,094,866
Effect of dilutive securities:
Options	-	-	1,770,013
Warrants	-	-	-
Diluted weighted average number of
common shares outstanding	46,218,656	45,779,903	45,864,879

Basic earnings (loss) per share	$(0.05)	$(0.05)	$0.09
Diluted earnings (loss) per share	$(0.05)	$(0.05)	$0.09

Kelso Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Expressed in US Dollars)

15.	SIGNIFICANT CUSTOMERS

The following table represents sales to individual customers exceeding 10% of the Company’s annual revenues:

	December 31,	December 31,	December 31,
	2016	2015	2014

Customer A	$2,511,850	$8,555,088	$14,997,197
Customer B	$2,107,426	$2,045,215	$3,180,348
Customer C	$-	$3,196,253	$-
Customer D	$-	$1,959,883	$-

All Customers are major US and Canadian corporations who have displayed a pattern of consistent timely payment of accounts owing.

16.	EMPLOYEE BENEFITS

Total employee benefit expenses, including salary and wages, management compensation, share-based expense and benefits for the year ended December 31, 2016 amounted to $3,800,497 (2015 - $4,525,853; 2014 - $3,608,356).

17.	SEGMENTED INFORMATION

The Company operates primarily in one business segment, the design, production and distribution of various proprietary pressure relief valves, with operations located in the United States.

CORPORATE DIRECTORY

OFFICERS	LEGAL COUNSEL
James R. Bond	Clark Wilson, LLP
President	Vancouver, British Columbia
Chief Executive Officer	Canada
Richard Lee
Chief Financial Officer	CORPORATE OFFICE
Anthony J. Andrukaitis	13966 18B Avenue
Chief Operating Officer	Surrey, British Columbia
Executive Vice President	Canada V4A 8J1
Business Development	www.kelsotech.com
Kathy Love
Corporate Secretary	REGISTERED OFFICE
Clark Wilson, LLP
DIRECTORS	#900 – 885 West Georgia Street
James R. Bond	Vancouver, British Columbia
Peter Hughes	Canada V6C 3H1
Audit Committee
Compensation Committee	RECORDS OFFICE
Corporate Governance and	Clark Wilson, LLP
Nominating Committee	#900 – 885 West Georgia Street
Anthony J. Andrukaitis	Vancouver, British Columbia
Phil Dyer	Canada V6C 3H1
Audit Committee
Corporate Governance and	REGISTRAR AND TRANSFER AGENT
Nominating Committee	Computershare Investor Services
Paul Cass	Toronto, Ontario and Vancouver British
Audit Committee	Columbia Canada
Compensation Committee	Computershare Trust Company
Laura Roach	Denver, Colorado USA
Compensation Committee
Corporate Governance and	SHARE LISTING
Nominating Committee	Toronto Stock Exchange:
Symbol: KLS
AUDITORS	NYSE Markets Exchange:
Smythe CPA	Symbol: KIQ
355 Burrard Street, #700	CUSIP No.: 48826D201
Vancouver, British Columbia	ISIN: CA48826D2014
Canada V6C 2G8